APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bar at 66 Greenpoint LLC
Balance Sheet - unaudited
For the period ended 09-30-21

	Current Period 30-Sep-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Ibraheem Ibn Abdul-Malik, certify that:

1. The financial statements of Bar at 66 Greenpoint LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Bar at 66 Greenpoint LLC has not been included in this Form as Bar at 66 Greenpoint LLC was formed on 09/07/2021 and has not filed a tax return to date.

Signature   *Ibraheem Ibn Abdul-Malik*

Name: Ibraheem Ibn Abdul-Malik

Title: Owner